-3/9/14 UNITED STATES   SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5   PART III

FEB 2 7 2014



14046547

SEC FILE NUMBER
8-66201

FACING PAGE

...ormation Requested of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2013** AND ENDING **12/31/2013**
         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LAZARD ASSET MANAGEMENT SECURITIES LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

30 Rockefeller Plaza, 55TH Floor

FIRM I.D. NO.

(No. and street)

New York   **New York**   **10112**
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert M. Massaroni   **212-632-2654**
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                               (Name – if individual, state last, first, middle name)

30 Rockefeller Plaza   **New York**   **NY**   **10112**
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☼ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



AFFIRMATION

I, Robert M. Massaroni, affirm, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Lazard Asset Management Securities LLC, as of December 31, 2013, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Finance Director, Financial and Operations
Principal

State of New York
County of New York
Sworn to before me this _____ day of _____ 2014.

_____
Notary Public

LAZARD ASSET MANAGEMENT SECURITIES LLC

TABLE OF CONTENTS

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 489 1600
Fax: +1 212 489 1687
www.deloitte.com

Deloitte.

INDEPENDENT AUDITORS' REPORT

To the Member of
Lazard Asset Management Securities LLC:

We have audited the accompanying statement of financial condition of Lazard Asset Management Securities LLC (the "Company") as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Lazard Asset Management Securities LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2014

- 1 -

LAZARD ASSET MANAGEMENT SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS

CASH	$ 2,572,039
RESTRICTED CASH	100,000
DISTRIBUTION FEES RECEIVABLE	1,140,381
PREPAID EXPENSES	353,946
TOTAL ASSETS	$ 4,166,366

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Distribution fees payable	$ 1,448,357
Payable to parent	33,824
Accrued expenses	30,000
Total liabilities	1,512,181
MEMBER'S EQUITY	2,654,185
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 4,166,366

See notes to statement of financial condition

LAZARD ASSET MANAGEMENT SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2013

1. **ORGANIZATION**

   Lazard Asset Management Securities LLC (the "Company") was organized in the state of Delaware as a limited liability company on May 1, 2003, and commenced operations on April 1, 2004. The Company is a wholly- owned subsidiary of Lazard Asset Management LLC (the "Parent"), a wholly owned subsidiary of Lazard Frères & Co. LLC. The Parent is the sole member of the Company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts primarily as a distributor of the Parent's mutual funds and as a placement agent for the Parent's private investment funds. The Company also acts as introducing broker on behalf of certain customer accounts through a fully disclosed clearing arrangement with Pershing LLC ("Pershing"). Prior to September, 2013, the Company's clearing arrangement was with Lazard Capital Markets LLC ("LCM").

2. **SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Presentation — The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the statement of financial condition. Estimates, by their nature, are based on judgment and available information. Actual results could differ from the estimates.

   Accounting estimates reflected in the financial statements include accruals for distribution fees, professional fees, and expenses allocated from the Parent.

   Cash and Cash Equivalents — The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of 90 days or less when purchased. As of December 31, 2013 no cash equivalents were held by the Company.

   Restricted Cash — The Company maintains a balance on deposit in a restricted cash account as required by the fully disclosed clearing agreement with Pershing.

   Distribution Fees — Pursuant to distribution agreements, the Company acts as the principal underwriter for the open class shares of the Portfolios of The Lazard Funds, Inc., service class shares of the Portfolios of Lazard Retirement Series, Inc., and shares of certain Lazard Alternative Investment Trusts, (collectively, the "Funds"). The Company earns distribution fees equal to 0.25% of the average daily net assets of the Funds. The company also recognizes distribution fee expenses related to costs incurred with third party distributors who sell shares of the Funds to investors.

   Distribution fees receivable and Distributions fees payable represent those fees which are receivable from the Funds and those fees which are payable to third party brokers as of December 31, 2013, respectively.

Prepaid Expenses — Prepaid expenses primarily consists of regulatory registration fees. Such expenses are amortized over a fixed period of time as the benefit is received.

Fair Value of Financial Assets and Liabilities — Substantially all of the financial assets and liabilities such as cash, receivables, other assets and payables are recorded at fair value or carrying amounts that approximate fair value as a result of the short term to maturity of the instruments.

3. INCOME TAXES

As a single member LLC, the Company is a disregarded entity for U.S. federal, state and local income tax purposes. Accordingly, there is no provision for income taxes.

The Company recognizes the tax benefits of any uncertain tax positions only when the position is "more likely than not" to be sustained assuming examination by tax authorities, including resolutions of any related appeals or litigation processes, based on the technical merits. The Company reviews and evaluates tax positions in its major jurisdictions (where the Company is organized or registered to do business) and determines whether or not there are uncertain tax positions that require financial statement recognition. As of December 31, 2013, no reserves for uncertain tax positions were required to be recorded. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. As a result, no income tax liability has been recorded in the accompanying statement of financial condition.

4. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and, as such, must comply with the rules and regulations thereunder. Pursuant to the net capital provisions of Rule 15c3-1 under the Act, the Company is required to maintain minimum net capital (as defined) equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness. In addition, the ratio of aggregate indebtedness (as defined) to net capital may not exceed 15:1. At December 31, 2013, the Company's net capital and minimum net capital required were $1,159,858 and $100,812, respectively. The Company's aggregate indebtedness to net capital ratio was 1.30:1 as of December 31, 2013.

The Company has entered into an agreement with Pershing LLC ("Pershing"), its clearing broker, which allows the Company to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of a correspondent (commonly referred to as a "PAIB") and to permit the correspondent to use PAIB in its capital computations.

5. COMMISSIONS AND CLEARING FEES

Pershing acts as the clearing broker on behalf of the Company's customers' accounts through a fully disclosed clearing arrangement with the Company. Pershing is responsible for carrying and clearing transactions, executing orders for the purchase or sale of securities, and monitoring customer accounts to ensure they comply with applicable rules and requirements.

In addition, Pershing executes orders for the purchase or sale of securities on behalf of the customers of the Company, resulting in commissions due to the Company. Commissions are settled on a monthly basis.

The Company does not hold customer securities or customer funds.

6. RELATED PARTY TRANSACTIONS

Parent Company Allocation — The Company receives services from its Parent, which provides the use of its employees, facilities and other assets. Expenses incurred by the Parent that are directly related to the Company's distribution activities are specifically allocated to the Company, and other shared costs such as employees, facilities, and other assets are allocated to the Company based on revenues. Those costs which remain payable by the company as of December 31, 2013 are included in Payable to parent on the statement of financial condition. For the year ended December 31, 2013, the Company's payable to parent was $33,824.

Reimbursement From Parent — The Company is reimbursed by the Parent for all operating expenses, excluding distribution fee and clearing expenses, and including the allocated costs noted above.

7. SUBSEQUENT EVENTS

Subsequent events have been evaluated through issuance date of these financial statements. Based on such evaluation, no events were discovered that required disclosure or adjustment to the financial statements.

* * * * * *

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 489 1600
Fax: +1 212 489 1687
www.deloitte.com

February 25, 2014

Lazard Asset Management Securities LLC
30 Rockefeller Plaza
New York, NY 10112

In planning and performing our audit of the financial statements of Lazard Asset Management Securities LLC (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 25, 2014 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

- 6 -

Lazard Asset Management Securities LLC
February 25, 2014
Page 2

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP